UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Endocyte, Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

29269A102
(CUSIP Number)

December 31, 2017
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29269A102	13G/A	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Partner Fund Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,441,594 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%[1]
12.	TYPE OF REPORTING PERSON IA; PN

[1]	The percentages reported in this Schedule 13G/A are based upon 47,881,033 shares of common stock outstanding as of October 31, 2017 according to Form S-3 filed by the issuer with the Securities and Exchange Commission on November 7, 2017.

CUSIP No. 29269A102	13G/A	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Partner Fund Management GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,441,594 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 29269A102	13G/A	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian D. Grossman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,441,594 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 29269A102	13G/A	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christopher M. James
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,441,594 shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 29269A102	13G/A	Page 6 of 10 Pages

Item 1(a)	Name of Issuer

Endocyte, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices 3000 Kent Avenue, Suite A1-100, West Lafayette, IN 47906

Item 2(a)	Name of Person Filing
This Schedule 13G is being jointly filed by Partner Fund Management, L.P. (“PFM”), Partner Fund Management GP, LLC (“PFM-GP”), Brian D. Grossman (“Grossman”) and Christopher M. James (“James” and, collectively with PFM, PFM-GP and Grossman, the “Reporting Persons”) with respect to shares of common stock of the above-named issuer owned by PFM Healthcare Emerging Growth Master Fund, L.P., a Cayman Islands limited partnership (“HEGM”), and PFM Oncology Opportunities Master Fund II, L.P., a Cayman Islands limited partnership (“ONCOPP”) and, collectively with HEGM, the “Funds”).

PFM is the investment advisor for HEGM and ONCOPP. PFM-GP is the general partner of PFM. Grossman is the portfolio manager for the health care strategy for the Funds. James is the portfolio manager for the diversified strategy for the Funds. Grossman and James are co-managing members of PFM-GP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office
The address of the principal business office of each of the Reporting Persons is c/o Partner Fund Management, L.P., 4 Embarcadero Center, Suite 3500, San Francisco, CA 94111.

Item 2(c)	Citizenship
PFM is organized as a limited partnership under the laws of the State of Delaware. PFM-GP is organized as a limited liability company under the laws of the State of Delaware. Each of Grossman and James is a U.S. citizen.

Item 2(d)	Title of Class of Securities Common stock, $0.001 par value

Item 2(e)	CUSIP Number 29269A102

CUSIP No. 29269A102	13G/A	Page 7 of 10 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

CUSIP No. 29269A102	13G/A	Page 8 of 10 Pages

Item 4	Ownership

A.	Partner Fund Management, L.P. and Partner Fund Management GP, LLC

(a)	PFM and PFM-GP may be deemed to beneficially own 3,441,594 shares of Common Stock.

(b)	The number of shares PFM and PFM-GP may be deemed to beneficially own constitutes approximately 7.2% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,441,594

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,441,594

B.	Brian D. Grossman

(a)	Grossman may be deemed to beneficially own 3,441,594 shares of Common Stock.

(b)	The number of shares Grossman may be deemed to beneficially own constitutes approximately 7.2% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,441,594

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,441,594

CUSIP No. 29269A102	13G/A	Page 9 of 10 Pages

C.	Christopher M. James

(a)	James may be deemed to beneficially own 3,441,594 shares of Common Stock.

(b)	The number of shares James may be deemed to beneficially own constitutes approximately 7.2% of the Common Stock outstanding.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 3,441,594

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 3,441,594

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

See Item 2 above

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29269A102	13G/A	Page 10 of 10 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2018.

PARTNER FUND MANAGEMENT, L.P.		PARTNER FUND MANAGEMENT GP, LLC

By:	Partner Fund Management GP, LLC	By:	/s/ Darin Sadow
	its general partner		Darin Sadow, Authorized Signatory

By:	/s/ Darin Sadow
Darin Sadow, Authorized Signatory

BRIAN D. GROSSMAN		CHRISTOPHER M. JAMES

By:	/s/ Darin Sadow	By:	/s/ Darin Sadow
	Darin Sadow, attorney-in-fact*		Darin Sadow, attorney-in-fact**

*	Darin Sadow is signing on behalf of Brian Grossman as attorney-in-fact pursuant to a power of attorney dated August 4, 2011, and incorporated by reference herein. The power of attorney was filed as an attachment to a filing by certain of the Reporting Persons on Schedule 13G for K-V Pharmaceutical Company on August 5, 2011.
**	Darin Sadow is signing on behalf of Christopher M. James as attorney-in-fact pursuant to a power of attorney dated August 4, 2011, and incorporated by reference herein. The power of attorney was filed as an attachment to a filing by certain of the Reporting Persons on Schedule 13G for K-V Pharmaceutical Company on August 5, 2011.